SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 November, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

30 November 2018

BP responds to 'mini-tender' offer

BP p.l.c. (BP) announced today that it has received notification that on November 19, 2018 TRC Capital Corporation (TRC) commenced an unsolicited, below-market mini-tender offer to purchase up to 3,000,000 of the American Depositary Shares (ADSs) of BP (equivalent to 18,000,000 Ordinary Shares, or approximately 0.08 per cent of BP's outstanding Ordinary Shares), at a price of $39.00 per ADS.  The TRC offer is being made at a 4.51 per cent discount to the closing price of $40.84 per ADS on November 16, 2018, the last trading day before the offer commenced, and is below yesterday's closing price of $39.89. In addition to being below-market, the offer by TRC contains other terms which may be disadvantageous to tendering ADS holders.

For the reasons above, BP recommends that ADS holders reject the offer and do not tender their ADSs in response to the offer by TRC.  BP is in no way associated with TRC, the mini-tender offer or the offer documents.  The TRC mini-tender offer is not related to BP's own share buyback program to repurchase Ordinary Shares.

TRC has made many similar, unsolicited mini-tender offers for shares of other companies. Mini-tender offers seek less than 5 per cent of a company's shares, thereby avoiding many disclosure and procedural requirements of the Securities and Exchange Commission (SEC). The SEC has issued tips for investors regarding mini-tender offers on its website at www.sec.gov/investor/pubs/minitend.htm and https://www.sec.gov/fast-answers/ answersminitenhtm.html. The SEC has cautioned investors that some mini-tender offers "have been increasingly used to catch investors off guard" and that investors "may end up selling their securities at below-market prices".

The Canadian Securities Administrators have also expressed concerns with mini-tender offers in an investor alert ("Mini-Tender Offers - Watch Out For Mini-Tender Offers at Below-Market Price!") accessible at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

BP urges ADS holders to obtain current market quotations for their ADSs, to consult with their broker or investment advisor, review the conditions of the offer and to exercise caution with respect to the TRC offer.  BP recommends that ADS holders who have not responded to TRC's offer take no action.  ADS holders who have already tendered may wish to withdraw their tendered ADSs by providing the written notice described in the TRC mini-tender offering documents prior to the expiration of the offer on December 19, 2018.

BP encourages brokers and dealers, as well as other market participants, to review the SEC's recommendations to broker-dealers in these circumstances, which can be found on the SEC website and the Information Memo Number 01-27 issued by the New York Stock Exchange on September 28, 2001 regarding the dissemination of mini-tender offer materials.

BP requests that a copy of this news release be included with all distributions of materials relating to TRC's mini-tender offer relating to BP ADSs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 November 2018
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary